Exhibit 99.2

GOLDEN BULL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: DNJR (changes to BTBT – effective August 7, 2020)

Proxy Statement for Annual General Meeting (or any adjournment thereof)
held via teleconference on September 4, 2020 at 10:00 a.m. (Eastern Standard Time)

Introduction

This Proxy Statement is furnished in connection with the solicitation by the board of directors of Golden Bull Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”), to be exercised at the annual general meeting of the Company (the “AGM”) to be held via teleconference on September 4, 2020 at 10:00 a.m. (Eastern Standard Time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of AGM.

Only holders of record of the Ordinary Shares at the close of business on August 3, 2020 (the “Record Date”) are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the AGM. The quorum of the AGM is one or more holders of Ordinary Shares which carry in aggregate (or representing by proxy) not less than one-third (33⅓%) of all votes attaching to all Ordinary Shares in issue and entitled to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. This Proxy Statement and the accompanying Notice of AGM are first being sent to holders of Ordinary Shares on or about August 14, 2020. Instruction on access to the AGM is provided together with this Proxy Statement.

Voting by Holders of Ordinary Shares

Holders of record of the Ordinary Shares shall vote by proxy forms. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the Company’s Transfer Agent, Transhare Corporation., 2849 Executive Drive, Suite 200, Clearwater, Florida 33762 no less than 24 hours before the time appointed for the holding of the AGM, the Ordinary Shares they represent will be voted by the proxy holder at the AGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to TranShare Corporation in a timely manner, in which case the Ordinary Shares may not be voted in accordance with such holder’s wishes.

Revocability of Proxies

Any proxy given by a holder of Ordinary Shares by means of a proxy form may be revoked by holders of Ordinary Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no less than 24 hours before the time appointed for the holding of the AGM or at any adjournment thereof.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Memorandum of Association of the Company provides that each director serves from the date of election until the next Annual General Meeting of Stockholders and until his(her) successor is elected and qualified. The number of directors serving during 2019 was 6 until the resignations of Hui Shen and the removal of Xiaohui Liu and Erxin Zeng. In October 2019, the Board of Directors appointed Ping Liu as Chairwoman of the Board, Min Hu as a director and Erke Huang as a director. In April 2020 appointed Yan Xiong as a director and Hong Yu as an executive director. Chaohui Deng and Ichi Shih have been nominated as directors at the AGM.

The persons named in the accompanying proxy intend to vote for the election of the nominees listed herein as directors. Each nominee has consented to serve if elected. The Board of Directors has no reason to believe that any nominee will not serve if elected, but if any of them should become unavailable to serve as a director and if the Board of Directors designated a substitute nominee or nominees, the persons named as proxies will vote for the substitute nominee or nominees designated by the Board of Directors.

The following table sets forth certain information with respect to the nominees for the Board of Directors of the Company and is based on the records of the Company and information furnished to it by such persons.

Directors	Age	Position/Title
Ping Liu	45	Chairwoman of the Board
Min Hu	43	Director and Chief Executive Officer
Erke Huang	31	Director and Chief Financial Officer
Ichi Shih	49	Independent Director
Chaohui Deng	51	Independent Director
Yan Xiong	55	Independent Director
Hong Yu	39	Director and Chief Strategy Officer

Ping Liu

Ms. Liu has served as Chairwoman of the Board since October 30, 2019. Ms. Liu had served as the Deputy General Manager of Shenzhen Qianhai Wanyin Investment Fund Management Co., Ltd. since 2013. From 2006 to 2012, Ms. Liu served as the General Investment Supervisor of First Line Capital. Ms. Liu served as the Deputy General Manager of Chongqing Yahu Information Development Co., Ltd. from 1999 to 2006. Ms. Liu received her bachelor’s degree in English from University of International Business and Economics.

Min Hu

Mr. Hu has served as Chief Executive Officer of the Company and a Director since October 30, 2019. Mr. Hu had served as the Business Manager of Weihua Liquor Company since 2011. From 2009 to 2011, Mr. Hu served as the General Manager of Xuejiawan Huafeng Wholesale Market Company. Mr. Hu served as a Manager of Eastern Hair Growth Center Company from 2002 to 2009. Mr. Hu received his bachelor’s degree in Law from Qingdao Qiushi College of Arts and Sciences in 2000.

Erke Huang

Mr. Huang has served as Chief Financial Officer of the Company since October 18, 2019 and as a Director since October 30, 2019. Mr. Huang has served as the Co-Founder and Advisor of Long Soar Technology Limited since August 2019 and as the Founder/CEO of Bitotem Investment Management Limited since May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as the Engineering Analyst Team Leader of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012.

Ichi Shih

Ms. Ichi Shih has been nominated to serve as a director of the Company. She has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Ichi Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies in both Hongkong and US. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Ichi Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Ichi Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

Chaohui Deng

Mr. Chaohui Deng has been nominated to serve as a director of the Company. He was born in January 1969. From 1995 to 2010, he worked as the board secretary and Vice President of Hunan Jinguo Industrial Co., Ltd. From 2011 until now, he has been working as a private investor and serves as private counsel for several listed companies in the PRC. He holds a bachelor’s degree in Accounting from Hengyang Industrial College China.

Yan Xiong

Mr. Yan Xiong has been serving as a director of the Company since April 19, 2020. Mr. Xiong has worked as chairman of the board of directors at Guangzhou Kangsheng Pharmaceutical Technology Limited from 2014 to the present. From 2001 to October 2013, Mr. Xiong worked as chairman of the board of directors at Guangzhou Kangsheng Bio-tech Limited. From 1997 to December 2000, Mr. Xiong worked as the General Manager at Zhuhai Dajiaweikang Wujin Mineral Import and Outport Company. He holds a bachelor’s degree in Industrial Accounting from Hunan University Business School, China.

Hong Yu

Mr. Hong Yu has been serving as an executive director of the Company since April 19, 2020. He has served as Chief Strategy Officer since April 19, 2020. From 1999 to 2001, Mr. Yu studied at Changzhou Technology and Normal College. In 2008, Mr. Yu founded Quyou Gaming which was one of the largest Web Gaming Platforms in China. For more than the last five years Mr. Yu has been involved in founding gaming and start-up companies. In 2013, Mr. Yu worked as Senior VP of 360 Group when Quyou Gaming was acquired by 360 Group, In 2015, Mr. Yu founded Beijing Qingyun Interactive Technology Limited. In 2018, Mr. Yu initiated KFUND a crypto fund focusing on investments opportunities in blockchain and innovation. At 3 am February 11, 2018, Mr. Yu initiated “3AM” community which is very influential in the Chinese blockchain community.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF ITS NOMINEES.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE MEMORANDUM OF ASSOCIATION TO INCREASE THE AUTHORIZED ORDINARY SHARES

The affirmative vote of a majority of the ordinary shares issued and outstanding is required for the approval of the proposal to amend the Company’s Memorandum of Association and effect the increase in the authorized ordinary shares of the Company’s par value US$.01 per share, from 50,000,000 to 150,000,000

A Certificate of Amendment to the Company's Memorandum of Association will reflect the increase in the authorized ordinary shares if this proposal is approved by the shareholders. The increase in the authorized ordinary shares will become effective upon the filing of the Certificate of Amendment with the Registry of Companies, Cayman Islands, which is expected to occur as soon as is reasonably practicable following shareholder approval of this proposal.

Reason for Increase

In order to permit the Company to raise capital or issue its ordinary shares for other business purposes, the Company needs to increase the number of shares of its authorized ordinary shares for issuance under its Memorandum of Association. As a result of the increase in authorized ordinary shares, the Company will be able to issue shares from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, establishing strategic relationships with corporate partners, acquiring or investing in complementary businesses or products, providing equity incentives to employees, and effecting stock splits or stock dividends.

The Company is at all times investigating additional sources of financing which the board of directors believes will be in the Company’s best interests and in the best interests of the Company’s shareholders. While the Company hopes to raise money in the near future, it currently has no plans, arrangements or understandings for the issuance of additional shares at the present time.

Effects of Increase

With an increase in the Company’s authorized ordinary shares, the board of directors will be able to issue those additional shares without the approval of the Company’s shareholders, except as may be required by applicable law. In general, the issuance of any new ordinary shares will cause immediate dilution to the Company’s existing stockholders, may affect the amount of any dividends paid to such stockholders and may reduce the share of the proceeds of the Company that they would receive upon liquidation of the Company. Another effect of increasing the Company’s authorized ordinary shares may be to enable the Board of Directors to render it more difficult to, or discourage an attempt to, obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of present management. The Board of Directors would, unless prohibited by applicable law, have additional ordinary shares available to effect transactions (such as private placements) in which the number of the Company's ordinary shares would be increased and would thereby dilute the interest of any party attempting to gain control of the Company, even if such party is offering a significant premium over the current market price of the ordinary shares. Such an issuance of ordinary shares would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this resolution was not presented with the intent that the increase in the Company's authorized ordinary shares be utilized as an anti-takeover measure.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” AN AMENDMENT TO THE MEMORANDUM OF ASSOCIATION TO INCREASE THE AUTHORIZED ORDINARY SHARES

PROPOSAL 3 – APPROVAL OF AN AMENDMENT TO THE COMPANY’S CERTIFICATE OF INCORPORATION TO EFFECT THE NAME CHANGE

We are asking our stockholders to approve an amendment to the Company’s Certificate of Incorporation to effect the name change (the “Name Change”).

The Name Change reflects the current business operations of the Company. As a result of a policy change of the Chinese government, the Company temporarily suspended its peer-to-peer lending business during the fourth quarter of 2019. The Company’s Management determined to seek opportunities in the car rental business and bitcoin mining business. The car rental business is on hold, primarily as a result of Covid-19. However, the Company operates a recently updated bitcoin mining facility for the sole purpose of mining bitcoin. Our facility and mining platform are operating with the primary intent of accumulating bitcoin which we may sell for flat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining operations are in Wuhai, Zhundong, Xinlinhot and Sichuan, China.

On July 29, 2020 the Company obtained Board approval for the Name Change of the Company to “Bit Digital, Inc.” The Board believes that the name “Bit Digital, Inc.”, more accurately reflects the current business and operations of the Company. Management believes the Name Change will provide a unique name that more closely relates to our operating business.

The Name Change will amend the Certificate of Incorporation of the Company to formalize the new name. Furthermore, the Company has received approval to change the Nasdaq ticker symbol to “BTBT” effective August 7, 2020, to more closely reflect that of the Company business operations.

The Name Change would be implemented by filing the amendment to our Certificate of Incorporation with the Registry of Companies, Cayman Islands.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE NAME CHANGE AND THE CORRESPONDING CHANGE TO THE CERTIFICATE OF INCORPORATION.

PROPOSAL 4 – RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has appointed the firm of JLKZ CPA LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2020. JLKZ CPA LLP served as our independent registered public accounting firm for the fiscal year ended December 31, 2019.

A representative of JLKZ CPA LLP is expected to attend the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

Fees Paid to Principal Accountants

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31, 2019	Year Ended December 31, 2018

Audit fees(1)	$85,000	$155,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$85,000	$155,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF JLKZ CPA LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2020.